May 9, 2024

Jessica Dickerson, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sibannac, Inc.
Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed February 2, 2024
File No. 024-12159

Dear Ms. Dickerson:

We are in receipt of your letter dated April 29, 2024, setting forth certain comments to the Offering Statement on Form 1-A which was filed on April 12, 2024, by Sibannac, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-Qualification Amendment to Offering Statement on Form 1-A, Filed April 12, 2024 Cover Page

1.	We note your response to prior comment 1, and we reissue the comment in part. Please revise your disclosure on the cover page and on page 24 to clarify in clause (ii) of the relevant paragraph that the offering will terminate no later than the third anniversary of the initial qualification date of the original offering statement, clearly identifying such third anniversary date (i.e., March 15, 2026, based on an initial qualification date of March 15, 2023 for the original offering statement).

Response: The Company has updated as requested.

Summary

Company Information, page 2

2.	We note your disclosure on page 2 that you originally sold Vestra, LLC to Noho, Inc. in a related party transaction. Please tell us whether your reacquisition of Vestra, LLC and the NOHO Brand was also a related party transaction. If it was a related party transaction, provide us with your analysis as to whether the transaction triggers the disclosures required by Part II, Item 13 of Form 1-A, as well as your analysis as to whether any of the NOHO Warrants impact the beneficial ownership disclosures required by Part II, Item 12 of Form 1-A.

Response: The Company has updated as requested.

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3.	We note your response to prior comment 3. Please further revise your offering statement to describe the material terms of your agreement to issue the NOHO Warrants. Your revised disclosure should clarify, without limitation, the requirements for issuing the warrants (e.g., the timeframe for issuing the warrants, who determines when the warrants will be issued, and any conditions precedent to issuing the warrants), how the material terms of the warrants will be determined, and any known restrictions, limitations, or other parameters within which the warrants will be issued.

Response: The Company has clarified further as requested.

4.	We note your response to prior comment 4. In your revised disclosure, you state that you acquired 100% of the outstanding shares of Immersive Brand Concepts, Inc. in exchange for a promissory note and shares of your “Class A Common voting stock.” Given that you have only one class of common stock and that you also have a class of Series A Preferred Stock, please clarify whether the equity consideration you paid was actually common stock or preferred stock.

Response: The Company confirms that it is its Common Stock and not Series A Preferred Stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation for the Next Twelve Months, page 26

5.	We note your response to prior comment 9. Specifically, we note your revised disclosure that, if you raise $100,000 from this offering, you will be able to maintain minimal operations and complete the Kavern bar in the next 12 months. This statement appears to suggest that you require funds from this offering to complete the Kavern bar. Please reconcile this statement with your statement in the next sentence indicating that you will be able to complete the Kavern bar even if you do not raise any funds from this offering, as well as with your statements on pages 3, 33, F-10, and F-26 that Curidol has already raised the funds needed to complete the Kavern bar.

Response: The Company has updated as requested.

Business

Our Business Overview, page 34

6.	We note your revised disclosure that your products include mushroom varieties and that you can manufacture mushroom products. Please expand your discussion to disclose the nature of your operations activities involving mushrooms and mushroom-derived products as well as describing the material effects of government regulations on this aspect of your business.

Response: The Company has updated the disclosure as requested.

7.	In the second paragraph, you state that you are a Nevada corporation located in Scottsdale, Arizona. However, we note that your revised disclosure indicates you are located in Paradise Valley, Arizona. Please advise or revise your offering statement as appropriate.

Response: The Company has updated the disclosure as requested.

8.	We note your revised disclosure clarifying that you are “committed to bringing [your] customers the highest-grade products on the market, by purchasing from sources that test their products for dosage and purity, these products are all natural, third party lab tested by the supplier, for [y]our oils and extracts.” Please further revise your disclosure to clarify whether this statement applies to raw materials or finished product. If finished product, please reconcile the statement with your disclosure in the succeeding paragraph that, “At the heart of [your] operation is manufacturing….” In your revised disclosure, please clarify which products you purchase from third parties, which products you manufacture, and whether any of the products you manufacture are also “third party tested.”

Response: The Company has updated the disclosure as requested.

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9.	We note your revised disclosure that you recently moved into DGS’ manufacturing facility and that there is no formal agreement between you and DGS. Please briefly describe the material terms of your arrangement with DGS. In addition, to the extent material, please include risk factor disclosure regarding the nature of your arrangement with DGS, including to address any material risks that may arise in the event either you or DGS terminates your arrangement to share DGS’ manufacturing facility.

Response: The Company has revised the disclosure and added the risk factors as requested.

Kratom, page 35

10.	We note your response to prior comment 11, including your added disclosure on page 36 that “Immersive does not produce any products at its facility and is in the beginning stages of acquiring clients to provide white labeling and manufacturing services to.” We also note the disclosure from your August 22, 2023 press release that Immersive has a manufacturing plant in Oklahoma. Please reconcile these disclosures with your added disclosure regarding the Oklahoma facility on page 45, which describes the facility as an “office and warehouse space” without reference to a manufacturing facility.

Response: The Company has reconciled as requested.

Management, page 47

11.	We note your response to prior comment 16, and we reissue the comment in part. Given your disclosure that your Chief Executive Officer is your only full-time employee, please describe the material terms of the arrangement pursuant to which you engage Eric Stoll as your Chief Marking Officer. In your description, please disclose, as indicated in your response, that Eric Stoll is not compensated for his time at the Company and, to the extent material, the material rights and obligations of the parties and the term of the arrangement.

Response: The Company has added further disclosure as requested.

Principal Stockholders, page 54

12.	We note your response to prior comment 17. Please further revise your principal stockholder table to clarify that the last column represents the percentages of the outstanding shares of the class identified on each respective row and revise any of the percentages as may be necessary. In this regard, we note that the table could be read to indicate that David Mersky beneficially owns 51% of the outstanding shares of Series A Preferred Stock, rather than 100% of the outstanding shares of Series A Preferred Stock.

Response: The Company has revised the table as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (480) 407-6445. Thank you for your attention to this matter.

Sincerely,

/s/ David Mersky

CEO and Director

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